SEC Mail Processing Section

DEC 03 2008

Washington, DC
110

ZURICH

08006181

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
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USA - Washington, D.C. 20549

Your reference	File No. 82-5089
Our reference	UM / BC
Date	December 1, 2008

SUPPL

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following document:

- 2 ex. Letter to Shareholders 2008 of the Zurich Financial Services Group, Results for the Nine Months ended September 30, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

PROCESSED
DEC 12 2008
THOMSON REUTERS

Ulrich Marti
Corporate Legal Adviser

Enclosure

46674-03



Letter to Shareholders 2008

Zurich Financial Services Group
Results for the Nine Months ended September 30, 2008

ZURICH®

Dear Shareholder

It is our pleasure to present you with Zurich's nine-month results announcement. These past several months have been extraordinary times that have tested the fundamentals of both business models and regulatory regimes. In addition to the financial pressures created by highly volatile markets, this past quarter also brought us one of the largest natural catastrophes in U.S. history, as well as what appears to be the tail end of a highly competitive pricing environment in certain commercial lines.

Amidst these challenges, Zurich continues to generate strong shareholder value, illustrating that the priorities and strategies Zurich has pursued over the past six years were designed to build resilience in difficult times and capture opportunities in better times.

A deep and broad commitment to financial discipline governs our approach to core functions. From investment management and underwriting to expense management and accounting procedures, that discipline governs how we assess and assume risks, as well as how we manage our own internal operations.

A deep and broad commitment to sophisticated capital management ensures that we effectively leverage and protect our capital base. In these times, that means we regularly assess our solvency positions against both regulatory and internal thresholds, thereby guarding the continued strength of our balance sheet and liquidity position.

Plus, a deep and broad commitment to operational excellence creates a platform from which we can standardize key processes like underwriting, reserving, claims and distribution. These continual improvements can not be taken for granted, and ultimately are what allow the consistent execution of our strategies across the Group.

The value of these priorities over the past six years is evident in our ability to generate solid nine month results: business operating profit of USD 4.2 billion; net income of USD 2.8 billion; and a business operating profit after tax of 16.4%, still in excess of our mid-term target. Furthermore, we also achieved a third quarter profit, posting USD 154 million in net income after tax, despite absorbing USD 1.1 billion of net capital losses for shareholders and the USD 595 million of hurricane losses during the quarter. These are solid results, and stand as a testament to the hard work and accomplishments of Zurich's people during these difficult times.

While preparing us against heightened catastrophe activity or historic financial market turmoil, these strengths also position us to capitalize on market opportunities that emerge.

We are already seeing this in General Insurance, where we are very selective about where and how we grow. Europe and emerging markets are already showing the benefits of targeted organic and acquisition growth, as we pursue customer, product and distribution strategies to generate solid profitable growth. But now that we are seeing evidence of significant pricing improvements within North America and corporate markets, we are similarly poised to take a disciplined approach to growth in these markets, and are confident that our customer-focused approach to the market will outpace the market. Similarly, the Farmers Exchanges, which we manage but do not own, are leveraging a broader product base, an expanded geographic presence and increased agent productivity to post market-beating growth, while Global Life continues to execute on a refined distribution and product strategy to deliver impressive APE growth and increasing new business value.

In that same proactive spirit, our past success in capturing the value of The Zurich Way workstreams provides us the confidence to extend and expand our economic value targets under the program going forward. In 2009, 2010 and 2011 we will target USD 900 million of economic benefit, or USD 2.7 billion over the three-year period. Recognizing the likelihood of a continued global recession, we will also be targeting an additional USD 200 million in expense savings in 2009 – above and beyond The Zurich Way workstreams.

Where this leaves Zurich, then, is in a strong competitive position, both as it relates to the current economic climate and future market conditions. We have a disciplined approach to our investment portfolio that we are confident will continue to generate solid returns; we take a prudent approach to capital management issues for a strong balance sheet, secure liquidity and healthy solvency margins; and we pursue both growth and operational transformation through a systematic approach that leverages immense global capabilities and consistent processes.

We are proud of the 60,000 employees who have put us in such a strong position, and we are confident in their ability to take Zurich to even greater positions of strength as market conditions improve.

Thank you for your continued support.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

Financial Highlights

This information is unaudited. The Letter to Shareholders 2008 should be read in conjunction with the Zurich Financial Services Group Annual Report 2007. Comparatives are for the nine months ended September 30, 2007, or as of December 31, 2007, unless otherwise specified. All amounts are shown in U.S. dollars and rounded to the nearest million unless otherwise stated with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. Certain comparatives have been restated as a result of a change in accounting policy. Certain reclassifications have been made to prior period comparatives and segment disclosures to conform to current year presentation. The reclassifications have no impact on previously reported net income. Comparatives for return on common shareholders' equity and business operating profit (after tax) return on common shareholders' equity have also been restated as the calculation has been changed from a compound to a linear basis.

in USD millions, for the nine months ended September 30, unless otherwise stated	2008	2007	Change[1]
Business operating profit	**4,185**	4,910	(15%)
Net income attributable to shareholders	**2,834**	4,185	(32%)
General Insurance gross written premiums and policy fees	**29,207**	27,323	7%
Global Life gross written premiums, policy fees and insurance deposits	**15,055**	15,366	(2%)
Farmers Management Services management fees and other related revenues	**1,831**	1,679	9%
General Insurance business operating profit	**2,578**	2,779	(7%)
General Insurance combined ratio	**98.7%**	96.9%	(1.9 pts)
Global Life business operating profit	**1,224**	1,090	12%
Global Life new business annual premium equivalent (APE)	**2,282**	2,002	14%
Global Life new business margin, after tax (as % of APE)	**22.4%**	24.0%	(1.6 pts)
Global Life new business value, after tax	**511**	480	6%
Farmers Management Services gross management result	**875**	816	7%
Farmers Management Services business operating profit	**919**	1,005	(9%)
Farmers Management Services managed gross earned premium margin	**7.1%**	7.1%	–
Group investments average invested assets	**185,308**	191,506	(3%)
Group investments result, net	**4,746**	7,467	(36%)
Group investments return (as % of average invested assets)	**2.6%**	3.9%	(1.3 pts)
Shareholders' equity[2]	**23,900**	28,945	(17%)
Diluted earnings per share (in USD)	**20.14**	28.76	(30%)
Diluted earnings per share (in CHF)	**21.28**	35.03	(39%)
Return on common shareholders' equity (ROE)	**14.5%**	21.0%	(6.5 pts)
Business operating profit (after tax) return on common shareholders' equity	**16.4%**	18.6%	(2.1 pts)

[1] Parentheses around numbers represent an adverse variance.
[2] As of September 30, 2008, and December 31, 2007, respectively.

Material developments in the three months ended September 30, 2008

Our financial performance for the three months ended September 30, 2008, was particularly affected by the exceptional events arising from the global financial crisis, but also by the hurricanes, Gustav and Ike, in the U.S. Business operating profit for the three months at USD 636 million was USD 1.0 billion lower than in the same period of 2007. Net income attributable to shareholders at USD 154 million was USD 1.4 billion lower for the same period of 2007.

Our **business operating profit** was affected by the hurricanes Gustav and Ike which are estimated to have cost USD 595 million in total, with USD 570 million being the cost to our General Insurance business, and by the impact of net losses of USD 184 million in Other Businesses, a reduction of USD 328 million for this segment compared with the same period in 2007. This deterioration was primarily a result of the falls in equity markets and the widening credit spreads, affecting Group investments as well as the strengthening of certain insurance liabilities.

Net income attributable to shareholders was affected by the impact of capital losses, including impairments, on investments amounting to USD 1.1 billion, before tax, after allocations to policyholders. Changes to the German insurance supervisory law regarding the rules for policyholders' participations have led to the recognition of a USD 357 million gain after tax in the current period. As this impact is a one-off benefit and not sustainable, it has been excluded from business operating profit.

Total equity was reduced in the quarter by USD 2.5 billion primarily as a result of the change in unrealized losses on investments amounting to USD 1.1 billion and the effects of currency fluctuations of USD 1.3 billion, both as a consequence of the turbulent financial markets.

During the quarter, we announced further acquisitions in Spain, Brazil and Germany and we completed and now include in our financial statements acquisitions announced in previous quarters, as outlined in the basis of current and future presentation comparability set out in the Financial Review.

In October 2008, the International Accounting Standards Board announced changes to IAS 39 enabling the reclassification of trading financial instruments to other categories. We have not made any changes to the classification of our investments in these results.

For further details of the three months ended September 30, 2008, refer to our Financial Supplement.

Performance overview for the nine months ended September 30, 2008

Our financial performance for the nine months ended September 30, 2008, was affected by the global financial crisis. The crisis has primarily impacted our investment portfolio as well as certain liabilities, particularly in Other Businesses, which are sensitive to changes in certain capital market prices. Deteriorating equity markets, widening credit spreads as well as defaults and potential defaults by certain financial institutions have resulted in net capital losses on Group investments of USD 1.8 billion for the nine months ended September 30, 2008, compared with gains of USD 1.1 billion for the same period in 2007, of which losses of USD 1.1 billion and gains of USD 874 million were attributable to shareholders in 2008 and 2007 respectively. In addition investment valuations included in shareholders' equity decreased by USD 3.5 billion since December 31, 2007. Nonetheless, our balance sheet is still strong and our business operating profit (after tax) return on common shareholders' equity (BOPAT ROE) for the nine months to September 30, 2008 at 16.4 percent remains above our target over the cycle of 16 percent.

Business operating profit decreased by USD 725 million or 15 percent to USD 4.2 billion resulting mainly from the effects of the turbulent financial markets, particularly on our Other Businesses segment. Our core businesses have continued to make a significant positive contribution to business operating profit.

- **General Insurance business operating profit** of USD 2.6 billion decreased by USD 201 million or by 7 percent, driven by a decrease of USD 394 million in the net underwriting result to an underwriting profit of USD 302 million, a strong result despite challenging market conditions and a continued high level of large and weather related losses.

- **Global Life business operating profit** of USD 1.2 billion increased by USD 134 million or by 12 percent, reflecting a strong performance in the current challenging economic environment. New business value, after tax, increased by 6 percent, primarily as a result of increased business volumes in Germany.

- **Farmers Management Services business operating profit** of USD 919 million decreased by USD 86 million, resulting from lower other net income items, with the underlying business increasing by 7 percent, benefiting from a combination of organic and inorganic growth in the Farmers Exchanges, which we manage but do not own. The decrease in other net income reflects a reduction in net investment income following dividends paid to the Group and one-time gains of USD 59 million realized on the sale of own-use properties in 2007.

Other Businesses business operating profit decreased by USD 609 million to a profit of USD 6 million primarily resulting from the impact of deteriorating equity markets and widening credit spreads on Group investments as well as the strengthening of certain insurance liabilities, together with lower levels of profitable run-off transactions.

The **Corporate Functions** result improved by USD 35 million following lower net headquarter expenses.

Net income attributable to shareholders decreased by USD 1.4 billion, to USD 2.8 billion primarily resulting from capital losses on investments, including impairments, after allocations to policyholders compared with net capital gains in 2007 offset by the one-off gain of USD 357 million from the changes in the German supervisory law. The **shareholders' effective tax rate** was 23.5 percent compared with 24.4 percent for the year ended December 31, 2007.

Business volumes in our core operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees increased by 7 percent in U.S. dollar terms to USD 29.2 billion, while increasing by 1 percent on a local currency basis as we continued to capitalize on attractive opportunities in line with our strategy to further diversify our businesses through growth focused on personal and small business lines, as well as in key emerging markets.

- **Global Life** insurance deposits decreased by 8 percent to USD 7.9 billion in U.S. dollar terms and by 11 percent on a local currency basis, and gross written premiums and policy fees increased by 5 percent to USD 7.2 billion in U.S. dollar terms, and decreased by 4 percent on a local currency basis. The decreases in local currency terms reflect our continued focus on unit-linked products and products backed by assets managed by third parties, where only the fee element is recognized as income. Consumer uncertainties in the current financial climate adversely affected insurance deposits, particularly in the UK and Ireland. New business annual premium equivalent (APE) increased by 14 percent in U.S. dollar terms, and by 9 percent on a local currency basis, driven by increases in Germany, Emerging Markets, the UK and Spain.

- **Farmers Management Services** management fees and other related revenues increased by 9 percent, reflecting the underlying increase in the gross earned premiums of 7 percent in the Farmers Exchanges, which we manage but do not own, as a result of targeted investments in distribution capability and product enhancements.

Compared with the nine months to September 30, 2007, **return on common shareholders' equity** decreased 6.5 percentage points to 14.5 percent and **BOPAT ROE** decreased 2.1 percentage points to 16.4 percent. Both measures were affected by the lower business operating profit, after tax, and net income attributable to shareholders as well as by the decrease in shareholders' equity.

Diluted earnings per share decreased by CHF 13.75, or 39 percent, to CHF 21.28 for the nine months ended September 30, 2008, compared with CHF 35.03 for the same period in 2007, reflecting the impact of the global financial crisis and the weakening of the dollar against the Swiss franc on average over this nine month period. The corresponding diluted earnings per share movement in U.S. dollars was a decrease of USD 8.62, or 30 percent, to USD 20.14.

Outlook

The Group delivered a strong performance for the nine months ended September 30, 2008, despite challenging conditions facing the insurance industry including the ongoing competitive insurance markets, a higher frequency of weather-related losses and continued turbulence in financial markets. Our outlook for the remainder of 2008 is that conditions will remain challenging across all areas. We are confident that our business is positioned to cope with those conditions subject to the risks inherent in our business, which are laid out in our 2007 consolidated financial statements.

General Insurance

in USD millions, for the nine months ended September 30	2008	2007	Change
Gross written premiums and policy fees	29,207	27,323	7%
Net earned premiums and policy fees	23,849	22,107	8%
Insurance benefits and losses, net of reinsurance	(17,506)	(15,976)	(10%)
Net underwriting result	302	696	(57%)
Net investment income	2,848	2,695	6%
Business operating profit	**2,578**	**2,779**	**(7%)**
Loss ratio	73.4%	72.3%	(1.1 pts)
Expense ratio	25.3%	24.6%	(0.7 pts)
Combined ratio	**98.7%**	**96.9%**	**(1.9 pts)**

in USD millions, for the nine months ended September 30	Business operating profit		Combined ratio	
	2008	2007	2008	2007
Global Corporate	122	580	109.8%	95.0%
North America Commercial	738	1,087	100.0%	94.6%
Europe General Insurance	1,338	876	95.6%	99.3%
International Businesses	155	111	96.8%	99.4%
Group Reinsurance	225	124	nm	nm
Total	2,578	2,779	98.7%	96.9%

Business operating profit decreased by 7 percent or USD 201 million to USD 2.6 billion and by 12 percent on a local currency basis for the nine months ended September 30, 2008, compared with the prior period. The main driver for this decrease was a 57 percent lower net underwriting profit of USD 302 million compared with USD 696 million in the same period last year. This was largely attributable to premium rate decreases, particularly in Global Corporate and North America Commercial, moderated by operational improvements and our underwriting discipline. The lower underwriting result was partially compensated by higher net investment income mainly as a result of a higher asset base.

Gross written premiums and policy fees increased by USD 1.9 billion, or 7 percent in US dollar terms, to USD 29.2 billion and by 1 percent on a local currency basis. This growth was achieved in line with our strategy to target organic and inorganic profitable growth focusing on personal and small business lines in Europe as well as in key emerging markets.

The **net underwriting result** decreased by USD 394 million to USD 302 million, reflected in the 1.9 percentage point increase in the combined ratio to 98.7 percent attributable to both an increase in the loss ratio of 1.1 percentage points to 73.4 percent, and in the expense ratio of 0.7 percentage points. The increase in the **loss ratio** arose maily from a higher underlying loss ratio and a larger effect of the total of catastrophes, large and other weather related losses. This was partially offset by emerging favorable development from reserves established in prior years.

The **expense ratio** increased overall by 0.7 percentage points to 25.3 percent. This increase resulted from higher commissions driven by the change in business mix as we maintain our focus on profitable lines of business in a highly competitive environment. Furthermore, our investment in operational transformation and customer focused initiatives, such as the rollout of the recently announced Zurich HelpPoint and the related marketing campaign contributed to the increase.

Global Life

in USD millions, for the nine months ended September 30	2008	2007	Change
Insurance deposits	7,852	8,496	(8%)
Gross written premiums and policy fees	7,202	6,869	5%
Net investment income on Group investments	3,302	3,163	4%
Insurance benefits and losses, net of reinsurance	(5,662)	1,553 [1]	nm
Underwriting and policy acquisition costs, net of reinsurance	(1,536)	(1,197)	(28%)
Administrative and other operating expenses	(1,345)	(1,268)	(6%)
Business operating profit	**1,224**	**1,090**	**12%**
Total reserves for life insurance contracts, net of reinsurance, and liabilities for investment contracts[2]	163,658	191,117	(14%)
Embedded value – highlights			
New business annual premium equivalent (APE)	**2,282**	**2,002**	**14%**
Present value of new business premiums (PVNBP)	17,583	15,835	11%
New business margin, after tax (as % of APE)	**22.4%**	**24.0%**	**(1.6 pts)**
New business margin, after tax (as % of PVNBP)	2.9%	3.0%	(0.1 pts)
New business value, after tax	**511**	**480**	**6%**

[1] In 2007, ceded insurance benefits and losses included USD 7,0 billion relating to the reinsurance of an annuity portfolio in the UK.
[2] As of September 30, 2008, and December 31, 2007, respectively.

Throughout the nine months ended September 30, 2008, Global Life faced challenging market conditions in its core markets from falling and volatile equity markets and from consumer uncertainties resulting from the global financial crisis. Despite the increasingly challenging conditions, new business annual premium equivalent (APE) and business operating profit increased compared with the same period in 2007. The acquisitions in Spain, completed in the third quarter, have already contributed to the new business results recorded for the nine months.

New business annual premium equivalent (APE) increased by USD 280 million to USD 2.3 billion, or 14 percent in US dollar terms, and by 9 percent on a local currency basis. The increase was driven by sales growth in unit-linked business in Germany, corporate life business in Emerging Markets, mutual funds in the UK, and USD 21 million in Spain from the newly acquired businesses, more than offsetting the challenging market conditions impacting single premium unit-linked products in the UK and Ireland, and protection sales in the US.

Business operating profit increased by USD 134 million to USD 1.2 billion, an increase of 12 percent in U.S. dollar terms, and 6 percent on a local currency basis. Improved results, primarily in the UK and Germany, more than offset the negative impact from falling asset values that reduced asset-based fees and accelerated amortization of deferred acquisition costs and intangible assets.

Insurance deposits decreased by 8 percent to USD 7.9 billion in U.S. dollar terms, and by 11 percent on a local currency basis, while **gross written premiums and policy fees** increased by 5 percent in U.S. dollar terms to USD 7.2 billion, but decreased by 4 percent on a local currency basis. The decrease on a local currency basis in gross written premiums and policy fees reflects our continued focus on sales of unit-linked products and mutual funds and other assets managed by third parties, where only the fee element is recognized in other income. The decrease in insurance deposits was driven by a reduction in single premium savings products in the UK and Ireland, reflecting consumer uncertainties in turbulent financial markets.

Net reserves decreased by 14 percent in U.S. dollar terms, and by 9 percent after excluding the impact of foreign currency translation, since December 31, 2007. The 5 percent decrease from foreign currency translation resulted from the strengthening of the U.S. dollar against the British Pound and the Euro as of September 30, 2008 compared with December 31, 2007. On a local currency basis the decrease is primarily due to the reduction in the value of policyholders' unit-linked insurance and investment contracts as a result of equity market decreases during the nine months ended September 30, 2008.

Farmers Management Services

in USD millions, for the nine months ended September 30	**2008**	2007	Change
Management fees and other related revenues	1,831	1,679	9%
Management and other related expenses	(956)	(863)	(11%)
Gross management result	875	816	7%
Other net income	44	189	(76%)
Business operating profit	**919**	**1,005**	**(9%)**
Managed gross earned premium margin	7.1%	7.1%	–

Business operating profit decreased by USD 86 million to USD 919 million. An increased contribution from the underlying operations driven by the 9 percent growth in fees from the Farmers Exchanges, which we manage but do not own, was more than offset, as previously reported at the half year, by a decrease in other net income including lower net investment income of USD 71 million as a result of the lower average invested asset base following dividends and cash transfers to the Group in November 2007 and during 2008, together with the sale of debt securities for the acquisition of Bristol West in 2007. Additionally, other net income decreased as gains of USD 59 million on the sale of property relating to the concentration of customer service activities into three ServicePoints were recognized in 2007, but not repeated in 2008.

Management fees and other related revenues increased by USD 152 million to USD 1.8 billion, primarily driven by the 7 percent increase in gross earned premiums at the Farmers Exchanges, which we manage but do not own. Bristol West, which was acquired in July 2007, contributed USD 84 million to the increase in management fees and other related revenues, while Small Business Solutions, for which the rights to renew policies were acquired by the Farmers Exchanges from Zurich North America in June 2008, contributed USD 39 million. Management and other related expenses increased by USD 93 million, including USD 47 million related to Bristol West and USD 39 million related to Small Business Solutions. As a result of these changes and underlying improvements, the **gross management result** improved by USD 59 million to USD 875 million, while the **managed gross earned premium margin** remained unchanged at 7.1 percent.

Other Businesses

in USD millions, for the nine months ended September 30	**2008**	2007	Change
Business operating profit:			
Farmers Re	77	124	(38%)
Centre	(5)	220	nm
Centrally Managed Businesses	(234)	208	nm
Rest of Other Businesses	168	63	nm
Total business operating profit	**6**	**615**	**(99%)**

Farmers Re business operating profit decreased by USD 47 million to USD 77 million reflecting lower cession levels from the Farmers Exchanges and an increase in weather related and catastrophe losses. **Centre** decreased by USD 225 million due to negative investment returns relating to capital losses from negative mark to market movements on debt and other securities and due to a reduction of profitable run-off transactions compared with 2007. **Centrally Managed Businesses**, which largely comprise portfolios that we proactively manage to achieve a profitable run-off over time, decreased by USD 442 million to a loss of USD 234 million, primarily driven by the impact of adverse equity market movements and widening credit spreads on Group investments as well as the strengthening of certain insurance liabilities. The **Rest of Other Businesses** increased by USD 105 million following an improved result in Banking and certain run-off positions carried at Group.

Corporate Functions

in USD millions, for the nine months ended September 30	**2008**	2007	Change
Net investment income	415	533	(22%)
Interest expense on debt	(870)	(997)	13%
Business operating loss	**(542)**	**(577)**	**6%**
Net headquarter expenses, after allocations to operating businesses and excluding foreign currency impacts	(18)	(79)	77%

Business operating loss improved by USD 35 million to a loss of USD 542 million for the nine months ended September 30, 2008, primarily driven by a reduction in net headquarter expenses.

Net headquarter expenses improved by USD 61 million to USD 18 million driven by lower gross expense levels, as well as higher allocations to the operating businesses.

Investment Position and Performance

Reflecting our outlook for the economy and capital markets, our equity allocation during the first nine months of 2008 was close to neutral, and we continued our underweight stance to credit exposure relative to our long-term strategic benchmark. Fixed maturity debt securities are invested in accordance with the profile of the liabilities to limit the overall economic interest rate exposure of the Group. Derivative instruments are primarily used to improve the management of interest rate risk and to provide equity downside protection in Life with-profit funds.

Breakdown of investments

in USD millions, as of	Group investments		Unit-linked investments	
	09/30/08	12/31/07	**09/30/08**	12/31/07
Cash and cash equivalents	13,476	13,943	4,317	2,993
Equity securities:	15,891	20,416	73,975	100,178
Common stocks, including equity unit trusts	11,481	14,245	65,098	90,593
Unit trusts (debt securities, real estate and short-term investments)	2,447	3,291	8,877	9,585
Common stock portfolios backing participating with-profit policyholder contracts	865	1,274	–	–
Trading equity portfolios in capital markets and banking activities	1,098	1,606	–	–
Debt securities	115,981	123,762	9,862	10,112
Real estate held for investment	7,641	7,563	5,773	7,823
Mortgage loans	12,559	12,718	–	–
Policyholders' collateral and other loans	12,329	12,936	2	2
Investments in associates	221	238	–	–
Other investments	1,818	2,024	1,123	985
Total	179,917	193,600	95,052	122,092

Group investments have decreased by 7 percent or USD 13.7 billion to USD 179.9 billion since December 31, 2007. After excluding the effect of foreign currency translation, Group investments decreased by 4 percent. This decrease was primarily driven by investments related to Global Life and was consistent with the corresponding development of life insurance liabilities.

Unit-linked investments have decreased by USD 27.0 billion or 22 percent in U.S. dollars terms to USD 95.1 billion since December 31, 2007. After excluding the effect of foreign currency translation, unit-linked investments decreased by 16 percent, primarily as a result of lower equity valuations following adverse market movements.

Our investment policy remains conservative; investment grade securities comprise 99 percent of our debt securities, of which 63 percent are rated AAA. US sub-prime mortgage-backed securities comprise 0.1 percent of Group investments, with 66 percent of these securities rated AAA. USD 14 million of impairments on U.S. sub-prime investments have been recognized in the nine months to September 30, 2008.

Performance of Group investments

in USD millions, for the nine months ended September 30	2008	2007	Change
Net investment income	6,552	6,383	3%
Net capital (losses)/gains on investments and impairments	(1,807)	1,083	(267%)
of which: net capital (losses)/gains on investments and impairments attributable to shareholders	(1,109)	874	(227%)
Net investment result	4,746	7,467	(36%)
Net investment return on Group investments[1]	**2.6%**	**3.9%**	**(1.3 pts)**
Movements in net unrealized gains/(losses) on investments included in total equity	(5,495)	(2,348)	(134%)
Total investment result, net of investment expenses[2]	**(750)**	**5,119**	**(115%)**
Average group investments[3]	185,308	191,506	(3%)
Total return on Group investments[1]	**(0.4%)**	**2.7%**	**(3.1 pts)**

[1] Net investment return is not annualized.
[2] After deducting investment expenses of USD 189 million and USD 178 million for the nine months ended September 30, 2008 and 2007, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 1.5 billion and USD 2.9 billion in the nine months ended September 30, 2008 and 2007, respectively.

For the nine months ended September 30, 2008

Total return (net of investment expenses) was negative 0.4 percent on average Group investments, largely as a result of the movement in unrealized capital gains as all major equity markets declined and credit spreads widened. Debt securities, which are invested to match our insurance liability profiles, returned negative 0.3 percent and equity securities had a negative return of 15.3 percent. Other investments returned a positive 5.3 percent.

Total **net investment income** increased by USD 169 million, or 3 percent in U.S. dollar terms to USD 6.6 billion, but decreased by 3 percent on a local currency basis. This decrease was driven by a lower average invested asset base in Global Life due to the transfer of investments relating to our UK Life annuity business, which was reinsured in June 2007, and the continued shift in our life business to unit-linked products and the related unit-linked investments. Net investment income return was 3.5 percent, an increase of 21 basis points compared with the prior period. This increase in return arose mainly from debt securities, with an increase of 28 basis points to 3.7 percent.

Total **net capital losses on investments and impairments** were USD 1.8 billion, which included losses of USD 138 million arising from the sale of investments and impairments of USD 1.6 billion, mainly USD 1.1 billion attributable to debt securities and USD 497 million attributable to equity securities. These losses were further increased by net negative revaluations of USD 44 million. The negative revaluations were mainly driven by revaluation losses on debt securities of USD 461 million and on equity securities of USD 435 million, partially offset by derivative gains of USD 629 million, including hedges on equity securities of USD 560 million, and gains from alternative investments and real estate of USD 233 million.

Net unrealized losses included in total equity have increased by USD 5.5 billion since December 31, 2007, due to a USD 3.1 billion increase in net unrealized losses on debt securities as interest rates increased and credit spreads widened, as well as a USD 2.3 billion reduction in net unrealized gains on equity securities as a result of the decline in major global equity markets.

For the three months ended September 30, 2008

In the three months ended September 30, 2008, investment income at USD 2.1 billion was at the same level as in the same period of 2007. However capital losses on Group investments were USD 1.4 billion in the three months to September 2008 compared with capital gains of USD 580 million in the same period of 2007. This USD 2.0 billion deterioration included USD 1.1 billion of impairments taken in this quarter.

Performance of unit-linked investments

in USD millions, for the nine months ended September 30	2008	2007	Change
Net investment income	2,510	2,518	–
Net capital (losses)/gains on investments and impairments	(20,135)	4,606	(537%)
Net investment result, net of investment expenses[1]	(17,625)	7,124	(347%)
Average investments	108,572	119,095	(9%)
Total return on unit-linked investments[2]	**(16.2%)**	**6.0%**	**(22.2 pts)**

[1] After deducting investment expenses of USD 559 million and USD 377 million for the nine months ended September 30, 2008 and 2007, respectively.
[2] Total return is not annualized.

Net investment income on unit-linked investments remained relatively stable. Net capital gains decreased by USD 24.7 billion to net losses of USD 20.1 billion as a result of adverse equity market developments primarily affecting the UK, as well as Germany, ZIS and Ireland.

Financial calendar

Annual Results Reporting 2008

February 5, 2009

Annual General Meeting 2009

April 2, 2009

Results Reporting for the Three Months to March 31, 2009

May 7, 2009

Half Year Results Reporting 2009

August 6, 2009

Contact information

Registered Office

Zurich Financial Services
Mythenquai 2
8002 Zurich, Switzerland

Media Relations

Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Relations

Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services

Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Responsibility

Group Government and Industry Affairs
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 639 20 02
E-mail: corporate.responsibility@zurich.com

Securities Custody Service

Zurich Financial Services, Custody Accounts
c/o SAG SIS Aktienregister AG
P.O. Box, 4601 Olten, Switzerland
Telephone: +41 (0)62 311 61 45
Fax: +41 (0)62 205 39 71
Web site: www.sag.ch

American Depositary Receipts

Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY), a subsidiary of The Bank of New York Mellon. For more information call BNY Mellon's Shareowner Services in the USA at +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700. ADR holder assistance may also be obtained from The Bank of New York Mellon at www.adrbny.com.

The information contained within this document is unaudited. This Letter to Shareholders 2008 should be read in conjunction with the Zurich Financial Services Group Annual Report 2007. Additional information on the Results for the Nine Months ended September 30, 2008 including the Financial Review and Financial Supplement is available on our Web site www.zurich.com

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results. Persons requiring advice should consult an independent adviser.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

The Letter to Shareholders is published in English, German and French.
In the case of inconsistencies in the German and French translations,
the English original version shall prevail.

Design by Addison Corporate Marketing Ltd., London, England.

Cover photograph by Elisabeth Real, Zurich, Switzerland.

Production by Multimedia Solutions AG, Zurich, Switzerland.

Printed end of November 2008 by NZZ Fretz AG, Schlieren, Switzerland.

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Because change happenz™

Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0)44 625 25 25
www.zurich.com

46828-08

ZURICH®